Filed by Publicis Groupe S.A.
                           pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company:  Bcom3 Group, Inc.
                                                   Commission File No. 333-87600



                           [PUBLICIS GROUPE S.A. Logo]


                                                                      JUNE 2002

             NOTICE OF SHAREHOLDERS' MEETING AND PROPOSED DECISIONS

MEETING NOTICE

We have the honor of informing you that the Combined Annual Ordinary and Extraordinary Shareholders' Meeting of PUBLICIS GROUPE S.A. is called for Tuesday, 18 June 2002, at 11:30 AM, at the Maison des Arts et Metiers, 9 bis, avenue d'Iena, in Paris 16eme.


AGENDA

FALLING WITHIN THE FIELD OF JURISDICTION OF THE ANNUAL ORDINARY SHAREHOLDERS'
MEETING:

-  Management Board's management report;
-  Supervisory Board's report;
-  Statutory Auditors' reports;
- Approval of the operations and of the annual financial statements for financial year 2001;
-  Approval of the consolidated financial statements for financial year 2001;
- Allocation of the result and determination of the dividend to be paid to the shares;
-  Discharge of the Members of the Management Board from their duties;
-  Discharge of the Members of the Supervisory Board from their duties;
- Determination of the attendance fees to be allocated to the Supervisory Board for financial year 2001;
- Approval of the agreements mentioned in the Statutory Auditors' special report;
-  Renewal of the terms of two Members of the Supervisory Board;
- Authorization and delegation to be granted to the Management Board with regards to the purchase by the Company of its own shares.

FALLING WITHIN THE FIELD OF JURISDICTION OF THE EXTRAORDINARY SHAREHOLDERS'
MEETING:

- Authorization and delegation granted to the Management Board for the purpose of reducing the share capital by cancellation of shares;
- Renewal of the delegation granted to the Management Board to issue new shares as remuneration of the contribution of the Saatchi & Saatchi shares following the exercises of options for subscription to the Saatchi & Saatchi securities;
- Delegation to be granted to the Management Board for increasing the share capital by issue of shares, of various securities or of equity warrants, with maintenance or elimination of the preferential subscription right, including during a period of a public tender offer (purchase or exchange offer);
- Approval of the "Agreement and Plan of Merger", known as the "Merger Agreement", signed on 7 March 2002 by the Company, Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc

- Delegation to be granted to the Management Board with a view to increasing the share capital, with a premium on shares, by issue of new shares with elimination of the preferential subscription right;
- Related modification of article 5 of the articles of incorporation concerning the share capital;
- Delegation to be granted to the Management Board for the purpose of issuing bonds with equity warrants ("OBSA");
- Delegation to be granted to the Management Board for the purpose of issuing bonds redeemable for new or existing shares ("ORANE");
-  Modification of article 21 of the articles of incorporation;
- Authorization to be granted to the Management Board for the purpose of carrying out a share capital increase reserved for the members of a Company employees' shares plan and/or a payroll savings partnership plan.

FALLING WITHIN THE FIELD OF JURISDICTION OF THE ORDINARY SHAREHOLDERS' MEETING:

- Appointment of two new members of the Supervisory Board subject to conditions precedent;
-  Powers for the execution of the decisions made and for formalities;
-  Miscellaneous questions.




















        A CORPORATION WITH AN MANAGEMENT BOARD AND A SUPERVISORY BOARD,
  WITH A SHARE CAPITAL OF 55,912,740 (EURO), REGISTERED OFFICE 133, AVENUE DES CHAMPS ELYSEES, 75008 PARIS (FRANCE), 542 080 601 RCS PARIS, SIRET 542 080 601
                                00017, APE 741J,
                          TEL. (+ 33) (0)1.44.43.70.00

PROPOSED RESOLUTIONS

RESOLUTIONS FALLING WITHIN THE FIELD OF JURISDICTION OF THE ANNUAL ORDINARY SHAREHOLDERS' MEETING


FIRST RESOLUTION

The Shareholders' Meeting, after having familiarized itself with the reports by the Management Board, by the Supervisory Board and by the Statutory Auditors, as well as with the balance sheet, the income statement and the appendix (notes) for financial year 2001, approves the operations summed up in the said reports as well as the annual financial statements showing a loss of 469,109,040 euros.

SECOND RESOLUTION

The Shareholders' Meeting approves, as presented, the consolidated financial statements established pursuant to the provisions of articles L. 357-1 ff of the Code of Commerce, showing a profit of 170,228,000 euros, and a Group share profit of 151,215,000 euros.

THIRD RESOLUTION

The Shareholders' Meeting decides, on the basis of a proposal by the Management Board, to charge:

the loss for financial year 2001 of                            469,109,040 euros

to the retained earnings                                       188,110,587 euros
to the optional reserve                                         91,670,158 euros
to the reserve for long-term capital gains                      23,659,026 euros
to the premium on shares and on merger                         165,669,269 euros

After charging of the loss, the account for
"premium on shares and on merger" shows
a distributable balance of                                   1,868,338,585 euros

which the Meeting decides to assign to payment to the
shares (0.22 euro x 139,781,849 shares closed out as of
28 February 2002) in an amount of                               30,752,007 euros

The net dividend is 0.22 euro per share of 0.40 euro par value, with a tax credit of 0.11 euro. The dividend shall be paid on 10 July 2002.

Pursuant to the provisions of article L. 225-210, paragraph 4, of the Code of Commerce, the Shareholders' Meeting decides that the amount of the dividend corresponding to the treasury shares on the payment date shall be charged to the carryover account (retained earnings).

The Shareholders' Meeting acknowledges that the Management Board's report indicates the dividends paid for the last three financial years, namely:

-  1998 : 1.22 euro per share of 25 francs par value, 0.61 euro tax credit;
-  1999 : 1.70 euro per share of 25 francs par value, 0.85 euro tax credit;
-  2000 : 0.20 euro per share of 0,40 euro par value, 0.10 euro tax credit.

FOURTH RESOLUTION

The Shareholders' Meeting discharges the Management Board from its duties during financial year 2001.

FIFTH RESOLUTION

The Shareholders' Meeting discharges the members of the Supervisory Board from performance of their mandate for financial year 2001.

SIXTH RESOLUTION

The Shareholders' Meeting sets the amount of the attendance fees to be allocated to each of the members of the Supervisory Board at 7,622.45 euros for financial year 2001, the said attendance fees being increased by one-third for the Members who are part of the Audit Committee and of the Appointments and Compensation Committee, subject to their effective attendance.

SEVENTH RESOLUTION

The Shareholders' Meeting, after having heard a reading of the special report by the Statutory Auditors mentioned in article L. 225-86 of the Code of Commerce, approves the terms of the said report on the conditions laid down in article L. 225-88 of the said Code.

EIGHTH RESOLUTION

The Shareholders' Meeting renews the term as a Member of the Supervisory Board of Mr. Robert Badinter for a duration of six years, to end at the conclusion of the Ordinary Shareholders' Meeting called to rule on the financial statements for financial year 2007.

NINTH RESOLUTION

The Shareholders' Meeting renews the term as a Member of the Supervisory Board of Mr. Michel David-Weill for a duration of six years, to end at the conclusion of the Ordinary Shareholders' Meeting called to rule on the financial statements for financial year 2007.

TENTH RESOLUTION

The Shareholders' Meeting, on the basis of a proposal by the Management Board and after having familiarized itself with the information note approved by the Commission des Operations de Bourse (Market Operations Commission):

1*) authorizes the Management Board to purchase the Company's shares for a period of eighteen months starting with this very day;

2*) decides that the said share purchases may be carried out by any means, including by private contract and in blocks of shares, all at once or in installments, in the proportion and at the


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


    times chosen by the Management Board up to a maximum limit of 10% of the total number of shares constituting the share capital, it being recalled that as of 28 February 2001, the Company had 4,758,024 shares of 0.40 euro that it repurchased under previous authorizations;

3*) decides that the shares, within the limit laid down above, may be acquired on the basis of a decision by the Management Board within the framework of financial management of the Company's equity with a view:

    - to allocation to the Company's employees as profit-sharing or in case of exercise of purchase options, or else within the framework of a shareholding plan or of a Company employees' shares plan;

    - to intervening on the market for purposes of maintaining an orderly market for the Company's shares;

    - to being transferred, by any means whatsoever, and particularly with a view to acquisition of holdings or of interests in other companies and to redemption, conversion or exercise of any financial instrument giving access to the Company's share capital;

    -   to being retained;

    -   to cancellation by way of a share capital reduction.

4*) decides that the maximum price for purchase by the Company of its own shares may not exceed 60 euros per share, and that the minimum selling price may be no less than 25 euros per share, subject to adjustments in connection with possible changes to the Company's share capital.


RESOLUTIONS WITHIN THE FIELD OF JURISDICTION OF THE EXTRAORDINARY SHAREHOLDERS'
MEETING:

ELEVENTH RESOLUTION

The Shareholders' Meeting, on the basis of a proposal by the Management Board and after having heard a reading of the Statutory Auditors' report:

grants full powers to the Management Board to decide on cancellation of the shares purchased by virtue of the authorization granted under the tenth resolution, to record the resulting reduction of the share capital, and to assign the excess amount of their purchase price to the par value of the cancelled shares in the reserves.

The shares bought in this and cancelled may not constitute more than 10% of the Company's share capital for each period of twenty-four months.

TWELFTH RESOLUTION

The Shareholders' Meeting, after having familiarized itself with the report by the Management Board and by the Supervisory Board:

- notes that the Management Board used the delegation provided for under the first resolution adopted on an extraordinary basis by the Shareholders' Meeting held on 29 August 2000, and


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


    therefore proceeded with the share capital increase of Publicis Groupe S.A. within the framework of the public exchange offer made by the Company for the Saatchi & Saatchi shares;

- renews the delegation that is the subject of the second resolution adopted on an extraordinary basis by the Shareholders' Meeting of 29 August 2000, for the sole purpose of remunerating the holders of new Saatchi & Saatchi shares within the framework of the public offer;

- decides that the Management Board shall hold full powers with power of substitution, within the limit of the number of new Saatchi & Saatchi shares that may still be tendered to the offer and representing a maximum of 266,046 shares of Publicis Groupe SA of 0.40 euro par value, and within a period of 2 years starting on 29 August 2002:

- to proceed, all at once or in installments, with the increase of the Company's share capital to determine the dates and conditions for issue of the Company's new shares;

- to record on the Company's balance sheet, in an account called "contribution premium", the difference between the issue price of the new shares and their par value;

- to proceed, if appropriate, with the charging to the said contribution premium of all of the expenses and fees resulting from the authorized increase, and to deduct, from the said premium, the amount needed to increase the legal reserve to one-tenth of the new share capital;

- and generally, to decide and to do the necessary with a view to realization of the share capital increase and of the related modification of the Company's articles of incorporation.

THIRTEENTH RESOLUTION

The Shareholders' Meeting , after having familiarized itself with the report by the Management Board, the Supervisory Board and the Statutory Auditors:

1*) Delegates power to the Management Board to increase, all at once or in installments, the share capital by a maximum nominal amount of 40 million euros or the equivalent value thereof in any other currencies:

      a) by the issue of new shares, paired or not paired with equity warrants, to be subscribed for cash or by offsetting of claims, or, within the framework of a public exchange offer initiated by the Company, as remuneration of securities mentioned in article L. 225-148 of the Code of Commerce, with or without a share premium;

      b) by issue of securities, other than shares, creating a right, directly or indirectly, by conversion, exchange, redemption, presentation of a right or in any other way, to the allocation of shares, at any time or on fixed dates;

      c) by issue of equity warrants, to be subscribed in cash, or to be allocated freely, it being specified that the said rights may be issued alone or attached to securities mentioned in b) above issued simultaneously; or

      d) by simultaneous application of several of these procedures.


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


    The total nominal amount of the shares issued, directly or otherwise, by virtue of the following resolution shall be charged to this maximum nominal amount of 40 million euros.

    Furthermore the maximum nominal amount of the securities representing debt of the Company that may be issued by virtue of the present resolution may not exceed the maximum amount of 900 million euros or the equivalent value of the said amount in foreign currencies or in any other unit of account established with reference to a set of currencies. The nominal amount of the debt securities issued by virtue of the following resolution shall be charged to the said maximum amount.

2*) Decides that the owners of shares existing at the time of the issue for cash of any shares, securities and rights mentioned in paragraph 1) shall hold a preferential subscription right to acquire the said securities by right and in proportion to the number of shares then held by them.

    The Management Board shall be entitled to do one of the following at its option, if the subscriptions to shares by preferential subscription right do not absorb the totality of the issue of shares and other securities:

    - limit, under the legal conditions, the issue to the amount of subscriptions received; or

    - freely distribute the shares or the other securities and the rights not subscribed to by preferential subscription right; or

    -   else offer them to the public, in all or in part.

    The delegation granted in paragraph 1) entails, to the benefit of the owners of the issued securities and rights, an explicit acceptance by the shareholders of the waiver of their preferential subscription right to the securities to which issued securities and rights create a right, immediately or eventually.

3*) Decides:

    - that to the amount of 40 million euros laid down in paragraph 1) the amount of the additional share capital increases are to be added that are necessary for reservation of the rights of the holders of securities and rights, in any way whatsoever, to the allocation of Company shares;

    - that in case of a distribution of free shares, the rights constituting a fraction of a share shall not be negotiable and the corresponding shares shall be sold. Full powers are granted to the Management Board to carry out the said sale under the conditions laid down in the legislative and regulatory provisions.

4*) Grants full powers to the Management Board, with an option for subdelegation to its Chairman under the conditions laid down in law:

    a) to implement, all at once or in installments, the delegation granted under paragraph 1), particular for the following purposes:

        -   determine the dates and procedures of the issues;
        -   determine the prices and interest rates;

        - set the amounts to be issued and the form of the securities to be created, their date of dividend rights, even retroactive, the conditions of their conversion, exchange, redemption and/or repurchase;
        - make any required adjustments in accordance with the legislative and regulatory provisions:
        - make the modifications in the articles of incorporation necessary by use of the present delegation;
        - and more generally, take all steps and useful measures and enter into any agreements and conventions in the interest of proper execution of the contemplated issues, all this pursuant to the applicable laws and regulations.

    b) in the case of an issue of securities creating a right to allocation of shares upon presentation of a warrant, to purchase the said warrants on the market with a view to canceling them or otherwise, pursuant to the applicable legal provisions;

    c) to deduct, from the amount of premiums relating to share capital increases, the expenses of such issues and the amounts needed in order to increase the legal reserve to one-tenth of the new share capital.

5*) Decides that the present delegation is valid for a period of twenty-six months starting with the date of this Meeting.

FOURTEENTH RESOLUTION

The Shareholders' Meeting , after having familiarized itself with the report by the Management Board, the Supervisory Board and the Statutory Auditors:

1*) Delegates power to the Management Board to increase, all at once or in installments, the share capital by a maximum nominal amount of 40 million euros or the equivalent value thereof in any other currencies:

    a) by the issue of new shares, paired or not paired with equity warrants, to be subscribed for cash or by offsetting of claims, or, within the framework of a public exchange offer initiated by the Company, as remuneration of securities mentioned in article L. 225-148 of the Code of Commerce, with or without a premium on shares;

    b) by issue of securities other than shares creating a right, directly or indirectly, by conversion, exchange, redemption, presentation of a right or in any other way, to the allocation of shares, at any time or on fixed dates;

    c) by issue of equity warrants, to be subscribed in cash, or to be allocated freely, it being specified that the said rights may be issued alone or attached to securities mentioned in b) above issued simultaneously;

    d)  or by simultaneous application of several of these procedures.

    The total nominal amount of the shares issued, directly or otherwise, by virtue of following resolution shall be charged to this maximum nominal amount of 40 million euros.

    Furthermore the maximum nominal amount of securities representing debt of the Company that may be issued by virtue of the present resolution may not exceed the maximum amount


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


    of 900 million euros or the equivalent value of the said amount in foreign currencies or in any other unit of account established with reference to a set of currencies. The nominal amount of the debt securities issued by virtue of the preceding resolution shall be charged to the said ceiling.

2*) Decides to suppress the shareholders' preferential subscription right to the securities that are the subject of the present resolution.

    If the authorized issue or issues is or are carried out on the French market, the Management Board, shall be entitled to reserve subscription priority for the shareholders for a period and in accordance with procedures that it is to determine.

3*) Notes and decides, insofar as need be, that the present delegation entails an explicit waiver to the benefit of the holders of the securities issued by the shareholders of their preferential subscription right to the securities to which the securities issued create a right.

4*) Decides that the amount due or becoming due to the Company for each of the shares issued within the framework of the present delegation of powers, after taking account, in case of issue of equity warrants, of the issue price of the said rights, shall be at least equal to the average of the first prices of the share recorded during ten consecutive trading days chosen from among the twenty trading days preceding the beginning of the issue of the above-mentioned securities, after correction, if the case arises, of the said average in order to take into account the settlement date.

5*) Decides:

    - that to the amount of 40 million euros laid down in paragraph 1) one is to add to the amount of the additional share capital increases made necessary for reservation of the rights of the holders of securities and rights creating a right, in any way whatsoever, to allocation of Company shares;

    - that in case of a distribution of free shares, the rights constituting a fraction of a share shall not be negotiable and the corresponding shares shall be sold. Full powers are granted to the Management Board to carry out the said sale under the conditions laid down in the legislative and regulatory provisions.

6*) Grants full powers to the Management Board, with an option for subdelegation to its Chairman under the conditions laid down in law:

    a) to implement, all at once or in installments, the delegation granted under paragraph 1), in particular for the following purposes:

        -   determine the dates and procedures of the issues;
        -   determine the prices and interest rates;
        - set the amounts to be issued and the form of the securities to be created, their date of dividend rights, even retroactive, the conditions of their conversion, exchange, redemption and/or repurchase;
        - make any required adjustments in accordance with the legislative and regulatory provisions:
        - make the modifications in the articles of incorporation made necessary by use of the present delegation;


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


        - and more generally, take all steps and useful measures and conclude any agreements and conventions in the interest of proper execution of the contemplated issues, all this pursuant to the laws and regulations in effect.

    b) in case of an issue of securities creating a right to allocation of shares upon presentation of a warrant, to purchase the said warrants on the market with a view to canceling them or otherwise, pursuant to the applicable legal provisions;

    c) to deduct, from the amount of premiums relating to share capital increases, the expenses of such operations and the amounts needed in order to bring the legal reserve up to one-tenth of the new share capital.

7*) Decides that the present delegation is valid for a period of twenty-six months starting with the date of this Meeting.

FIFTEENTH RESOLUTION

After having familiarized itself with the report by the Management Board and pursuant to the provisions of article L. 225-129-IV of the Code of Commerce, the Shareholders' Meeting explicitly decides that the delegations and authorizations granted to the Management Board under the thirteenth and fourteenth resolutions above, for the purpose of issuing, with maintenance or suppression of the preferential subscription right, any securities of any nature whatsoever offering access, immediately and/or eventually, to the Company's share capital and hence to carry out the Company's share capital increase, are maintained during a period of a public offer to purchase or to exchange concerning the Company's securities.

SIXTEENTH RESOLUTION

After having familiarized itself with the report by the Management Board as well as with the original version and with the French translation, certified by the sworn translator, of the << AGREEMENT AND PLAN OF MERGER >> signed on 7 March 2002 by the Company, Philadelphia Merger Corp., Philadelphia Merger LLC and Bcom3 Group, Inc. (hereinafter designated as the "Merger Agreement"), the Shareholders' Meeting decides to approve the said agreement, which provides for merger of Bcom3 Group, Inc. (<< Bcom3 >>) and Philadelphia Merger Corp.

The copies of the Merger Agreement and of its translation shall be attached to the minutes.

SEVENTEENTH RESOLUTION

The Shareholders' Meeting, after having familiarized itself with the report of the Management Board, with the special report of the Statutory Auditors and with the report of the independent appraisers, and subject to the conditions precedent (a) of approval by the Company's shareholders of the 16th, 19th, 20th and 21st resolutions, (b) of satisfaction or waiver of the conditions precedent concerning the merger operation as detailed in the Merger Agreement and in the report by the Management Board including, in particular, approval by the Bcom3 shareholders of the merger operation described in the said report by the Management Board and by the Merger Agreement that is the object of the 16th resolution:


1. Delegates full powers to the Management Board, with a subdelegation option under the conditions laid down by law, for the purpose of increasing the share capital by 22,500,000 euros,


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


thus raising it from 55,912,739.60 euros to 78,412,739.60 euros, by issue, with a premium of 30.10 euros per share, 56,250,000 new shares with a par value of
0.40 euro each.

The new shares shall be paid up in cash to the total extent of their par value and of the subscription premium at the time of their subscription.

This authorization is granted for a period of six months starting with the date of the present meeting.

2. Eliminates the shareholders' preferential subscription right and reserves subscription to the new shares to be issued by virtue of the present resolution in toto to Philadelphia Merger LLC, a company organized under the law of the State of Delaware (United States of America) whose head office is c/o National Registered Agents, Inc, 9 East Loockerman Street, city of Dover, Kent County, Delaware 19901 (United States of America), an indirect subsidiary of the Company.

As explained in the Management Board's report and in the Merger Agreement approved by the shareholders in the 16th resolution, the said reserved issue is part of the merger of Delaware corporation Bcom3 by absorption into and with Philadelphia Merger Corp.

3. The shares shall have to be paid up in cash at the time of their subscription. The subscription shall be received at the registered office starting with the time of recording by the Management Board of satisfaction or waiver of the conditions precedent regarding the present issue and until the seventh business day following the said recording. However, the subscription shall be closed early as soon as all of the shares have been subscribed to by the subscriber for which the present share capital increase is reserved.

4. As of the date of definitive realization of the share capital increase, the new shares shall be treated entirely on the same basis as the existing ordinary shares. Subject to the following, they shall have the same rights and shall be subject to all of the provisions of Publicis's articles of incorporation and to the resolutions adopted by shareholders' meetings.

The issued shares shall bear dividend rights starting on the day of their issue, it being understood that they shall not be entitled to the dividend for financial year 2001.

The said shares shall be negotiable as of the date of completion of the share capital increase.

5. Grants full powers to the Management Board, with power of substitution, under the conditions laid down in law for the following purposes:

- to record satisfaction or waiver of the conditions precedent mentioned in the present resolution;

- to decide on and effect the issue of the shares that are the object of the present resolution;

- to that end, gather the subscriptions to the new shares, receive the payments required on the said shares at the time of their subscription, carry out the deposit within the legal periods, either itself or by the party delegated by it for that purpose, of the payments in support of the subscriptions, and in a general way carry out all formalities necessary to effect the share capital increase that is the object of these presents;

- take any necessary steps in order to make it possible to list the new shares for trading on the Euronext Paris S.A. market.


The Shareholders' Meeting grants full powers to the Management Board to enter into any agreements, take any steps and carry out formalities required for application of the present resolution.

EIGHTEENTH RESOLUTION


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


As a result of the foregoing resolution and subject to the condition precedent to completion of the share capital increase, the shareholders' meeting decides to modify article 5 of the articles of incorporation as follows:

<< Article 5 - Share capital
The share capital is set at seventy-eight million four hundred and twelve thousand seven hundred and thirty-nine euros and sixty cents (78,412,739.60
(euro)) divided into one hundred and ninety-six million thirty-one thousand eight hundred and forty-nine (196,031,849) shares of forty euro cents (0.40
(euro)) par value, paid up full and of the same rank."

NINETEENTH RESOLUTION

The Shareholders' Meeting, after having familiarized itself with the report by the Management Board, with the special report by the Statutory Auditors and with the report of the independent appraisers, and subject to the conditions precedent (a) of approval by the Company's shareholders of the 16th, 17th, 20th and 21st resolutions, (b) of satisfaction or waiver of the conditions precedent concerning the merger as detailed in the Merger Agreement and in the report by the Management Board including, in particular, approval by the Bcom3 shareholders of the merger described in the said report by the Management Board and by the Merger Agreement that is the object of the 16th resolution:

1. Delegates full powers to the Management Board, with the power of substitution under the conditions laid down in law, for the purpose of carrying out a bond issue in a nominal amount of 857,812,500 euros, divided into 2,812,500 bonds of 305 euros each (the "Bonds") with 10 equity warrants immediately detachable, each entitling the holder to subscribe to one Company share (hereinafter designated as the << OBSA >>).

The present authorization is granted for a duration of six months starting with the date of the present meeting.

2.  Lays down the following principal terms of the borrowing:

A.  CHARACTERISTICS OF THE BONDS:

    >>  EFFECTIVE DATE AND SETTLEMENT DATE:

        The effective date and settlement date shall be the effective time of the merger of Bcom3 and Philadelphia Merger Corp., as defined in the Merger Agreement.

    >>  ISSUE PRICE OF THE BONDS:

        The Bonds are issued at their par value, namely 305 euros.

    >>  DURATION:

        The duration of the Bonds is set at 20 years starting with the settlement date.

    >>  ANNUAL INTEREST

        Subject to the following, the bondholders shall receive annual interest of 2.75% of the nominal amount of the Bonds paid semiannually in cash on June 30 and December 31 of each year.

    >>  NORMAL REDEMPTION

    Saving cases of early redemption or of prepayment in accordance with its terms, the Bonds shall be redeemed and their nominal value shall be reduced to that extent in the form of an annual tranche of 10% on June 30 of each year starting on 30 June 2013.

    >>  EARLY REDEMPTION

        Redemption of the bonds may be requested under the conditions laid down in the issue contract if one of the following events or an event having analogous or equivalent effects occurs:

        - The Company's failure to pay any amount due, in terms of principal or interest, in connection with the Bonds if the said shortcoming is not remedied within a period of thirty business days starting with the date of payability;

        - Lack of performance by the Company of another one of its commitments in connection with the Bonds if the said shortcoming is not remedied within a period of thirty business days starting with the date of notification of the said shortcoming;

        - Failure by the Company or by one of its material subsidiaries in meeting obligations in connection with another material financial commitment;

        - Cessation of payments, legal settlement with creditors, agreed liquidation or reorganization or judicial liquidation of the Company or one of its material subsidiaries.

B. CHARACTERISTICS OF THE EQUITY WARRANTS ("BONS DE SOUSCRIPTION D'ACTIONS", "BSA"):


    >>  NUMBER OF BSA :

          Ten BSA shall be attached to each Bond issued and shall be detachable immediately after issue.

    >>  EXERCISE PRICE OF THE BSA AND NUMBER OF SHARES TO WHICH THEY OFFER
        ACCESS:

          Subject to the adjustments necessary for maintenance of the rights of the holders of BSA in case of financial operations, each BSA shall entitle its holder to subscribe to one Company share at a price of
          30.5 euros.

    >>  PERIOD FOR EXERCISE OF THE BSA :

          The BSA shall be exercisable at any time starting with the eleventh anniversary of the payment date and until its twentieth anniversary. They may be exercised early at any time if one of the following cases occurs:

          |X| Publication of notice of the opening of a public offer bearing on the totality of the securities issued by the Company;

          |X| Transfer to a third party of a substantial part of the Company's assets or business;

          |X| Change of the control of the Company which is defined as control by an entity other than the group consisting of Mrs. Elisabeth Badinter, Somarel and Dentsu ;

          |X| Cessation of payments, legal settlement with creditors, agreed liquidation or reorganization or judicial liquidation of the Company or one of its important subsidiaries.


3. Eliminates the shareholders' preferential subscription right and reserves the totality of the subscription to the OBSA for Philadelphia Merger LLC, a corporation organized under the law of the State of Delaware (United States of America) whose head office is c/o National Registered

Agents, Inc, 9 East Loockerman Street, city of Dover, Kent County, Delaware 19901 (United States of America), an indirect subsidiary of the Company.

As explained in the Management Board's report and in the Merger Agreement approved by the shareholders in the 16th resolution, the said reserved issue is part of the merger of Delaware corporation Bcom3 by absorption into and with Philadelphia Merger Corp.

The extraordinary Shareholders' Meeting takes note of the fact that pursuant to the provisions of article L 225-151, paragraph 2, of the Code of Commerce, the present decision entails by right, to the benefit of the holders of the BSA mentioned in the present resolution, a waiver by the Company's shareholders of their preferential subscription right to the shares to be issued at the time of exercise of the said BSA.

4. Authorizes the Management Board to increase the share capital by a maximum amount of 11,250,000 euros by issue of the maximum number of 28,125,000 new shares to be subscribed by exercise of BSA, it being specified that the said maximum amount is set without regard to the consequences on the amount of the share capital increase of the adjustments that might be made, pursuant to law, in case of financial operations.

Sets the exercise price of each BSA at 30.5 euros pursuant to the agreement between the Company and Bcom3 in the Merger Agreement.

5. Decides that the new shares resulting from the subscription to the BSA shall bear current dividend rights and shall be treated entirely on the same basis as the existing shares.

6. Grants full powers to the Management Board, with the power of substitution laid down in law, for the following purposes:

- record realization of the conditions precedent mentioned in the present resolution;

- decide on and carry out the issue of the OBSA that are the object of the present resolution;

- determine any other terms of the OBSA, and particularly the stipulations making it possible to reserve or re-establish the holders' rights in case of a financial operation on securities, within the limits provided under the Code of Commerce, and generally to ensure to the conformity of the stipulations of the said issue contract to the applicable legal and regulatory provisions;

-   take all measures for the financial servicing of the securities;

- take any necessary steps in order to make it possible to list the BSA, as well as the bonds if the case arises, for trading on the Euronext Paris S.A. market;

- gather the requests for subscription to shares by exercise of the BSA, record the number and nominal amount of the shares issued in connection with exercise of the BSA, lay down the procedures of such issues in accordance with the above stipulations and with the legislation in effect, and carry out the related modifications of the articles of incorporation;

- enter into any agreement, take any steps and carry out any formalities required for application of the present resolution.

TWENTIETH RESOLUTION

The Shareholders' Meeting, after having familiarized itself with the report by the Management Board, with the special report by the Statutory Auditors and with the report of the independent appraisers, and subject to the conditions precedent (a) of approval by the Company's shareholders of the 16th, 17th, 19th and 21st resolutions, (b) of realization of the conditions precedent concerning the merger operation as detailed in the Merger Agreement and in the report by the Management Board including, in particular, approval by the Bcom3 shareholders of the merger operation described in the said report by the Management Board and by the Merger Agreement that is the object of the 16th resolution:

1.  Delegates  full  powers  to  the  Management   Board,   with  the  power  of
    substitution under the conditions laid down in law, for the purpose of carrying out a bond issue in a nominal amount of 857,812,500 euros, divided into 1,562,500 bonds of 549 euros each, redeemable in new or existing shares of the Company, at the latter's option (hereinafter designated as the
    << ORANE >>).

The present authorization is granted for a duration of six months starting with the date of the present meeting.

2.  Lays down the following principal term of the borrowing:

>>  EFFECTIVE DATE AND SETTLEMENT DATE:

      The effective date and settlement date shall be the effective time of the merger of Bcom3 and Philadelphia Merger Corp., as defined in the Merger Agreement.

>>  ISSUE PRICE OF THE ORANE:

      The ORANE shall be issued at their par value, namely 549 euros.

>>  DURATION:

      The duration of the borrowing is set at 20 years starting with the date of issue.

>>  ANNUAL INTEREST

      - Subject to the following, the bondholders shall receive minimum annual interest of 0.82% of the nominal amount (par value) of each ORANE (the said nominal amount shall be reduced by 30.5 euros per year starting in 2005 because of redemption by delivery of a share) payable every year on September 1 (and for the last year, on the date of the borrowing maturity).

      - For the period beginning on the settlement date and ending on 31 August 2002, the bondholder shall receive interest calculated PRO RATA TEMPORIS on the basis of an interest rate of 0.82% and of a year of 365 days.

      - For the period between 1 September 2002 and 31 August 2004 inclusive, the bondholders shall received fixed annual interest of 4.50 euros.

      - Starting on 31 August 2005, the annual interest rate on the ORANE will be revised every three years so as to be equal to the product of the number of shares still redeemable by ORANE times 110% of the average of the dividend payment which has been approved for the three financial year period which consists of the year of the annual amount determination and the preceding two years, without ever being less than 0.82% of the nominal value (par value) of the ORANE on the date of calculation. As an example, the interest rate paid on 1 September 2005 will be adjusted by taking account of the average dividends per share declared between 1 September 2003 and 31 August 2005. The annual interest will be paid to the bondholders on September 1 of each year (and for the last year, on the date of maturity of the borrowing), except in the case described below.

      - Subject to the early redemption conditions described below, in case no dividend is paid by the Company to its shareholders for a given financial year, payment of the annual interest on the ORANE at the end of the financial year in question will be deferred (and not capitalized) to be paid in the first year in which payment of a dividend is again decided on, this applying whatever the amount of the said dividend may be.

      - In the case of early redemption for any reason other than the absence of payment of a dividend for five consecutive financial years, as well as in the event on the date of maturity of the ORANE annual interest exists that has been carried forward for one or several of the last five financial years, the Company shall be entitled, at its option, to pay the interest due in cash or by delivery of shares. In this case, the value of the share to which reference will have to be made shall be the value resulting from the average of the first prices of the Company's shares during the ten trading days preceding the date of maturity of the borrowing or of the request for early redemption, depending on the case.

      - In case of early redemption due to the absence of payment of the dividend for five consecutive financial years, no coupon will be due on the date of early redemption.

      - The interest due on the ORANE shall be paid without any deduction or withholding. In case of a change in applicable legislation or if such deduction or withholding becomes applicable for any reason whatsoever, the amount of the sums due from the Company for payment of the interest shall be increased so that the net amount received by the ORANE holders is the same.

>>  NORMAL REDEMPTION:

      - Each ORANE shall be redeemed by delivery of eighteen new or existing shares (at the Company's option) making a total of 28,125,000 shares, subject to adjustments of the said ratio in order to maintain the rights of the holders of ORANE in case of financial operations.

      - Except for early redemption, the redemptions shall be carried out in tranches of 1/18th of the principal amount starting on 1 September 2005 and until the date of maturity of the ORANE, namely one share per year.

>>  EARLY REDEMPTION (ONLY IN SHARES)

    Any bondholder shall be entitled to request redemption of his or her ORANE under the conditions laid down in the issue contract, if one of the following events occurs:

      |X| Absence of payment of the annual interest at the end of five consecutive financial years due to the absence of dividend payments to the shareholder. In this case, the interest payment which has been deferred shall be cancelled;

      |X| Publication of a notice concerning opening of a public offer bearing on the totality of the securities issued by the Company;

      |X| Transfer to a third party of a substantial part of the Company's assets or business;

      |X| Change of the control of the Company which is defined as control by an entity other than the group consisting of Mrs. Elisabeth Badinter, Somarel and Dentsu ;

      |X| Failure to pay the annual interest or of redemption under the conditions described above, if the said shortcoming is not remedied within a period of thirty business days starting with the date of notification of the said shortcoming;

      |X| Failure by the Company to perform another one of its obligations under the issue contract if the said shortcoming is not remedied within a period of thirty business days starting with the date of notification of the said shortcoming;

      |X| Failure by the Company by one of its material subsidiaries to meet another material financial commitment.

In case of cessation of payments, of legal settlement with creditors or of agreed liquidation as well as in case of the Company's reorganization or judicial liquidation, the ORANE shall automatically be redeemed.

In all of the cases mentioned above, the early redemption of the ORANE may take place only in shares.

3. Decides to eliminate the shareholders' preferential subscription right and to reserve the totality of the subscription for Philadelphia Merger LLC, a corporation organized under the law of the State of Delaware (United States of America) whose head office is c/o National Registered Agents, Inc, 9 East Loockerman Street, city of Dover, Kent County, Delaware 19901 (United States of America), an indirect subsidiary of the Company.

As explained in the Management Board's report and in the Merger Agreement approved by the shareholders in the 16th resolution, the said reserved issue is part of the merger of Delaware corporation Bcom3 by absorption into and with Philadelphia Merger Corp.

The Extraordinary Shareholders' Meeting takes note of the fact that pursuant to the provisions of article L 228-92, paragraph 2, of the Code of Commerce, the present decision entails by right, to the benefit of the holders of ORANE, a waiver by the Company shareholders of the their preferential right to subscribe to the shares to be subscribed at the time of redemption of the said ORANE.

4. Authorizes the Management Board to increase the share capital by a maximum nominal amount of 11,250,000 euros by issue of a maximum amount of 28,125,000 new shares to make it possible to redeem the ORANE for new Company shares, it being specified that the said maximum amount is set without regard to the consequences on the amount of the share capital increase of the adjustments that might be made pursuant to law in case of financial operations.

5. Decides that the new shares resulting from redemption of the ORANE shall have current dividend rights and shall be treated entirely on the same basis as the existing shares.

6. Grants full powers to the Management Board, with a subdelegation option under the conditions laid down in law, for the following purposes:

- record satisfaction or waiver of the conditions precedent mentioned in the present resolution;

- decide on and carry out the issue of the ORANE that are the object of the present resolution;

- determine any other terms of the ORANE, and particularly in the issue contract, the stipulations making it possible to reserve or re-establish the holders' rights in case of a financial operation on securities, within the limits provided under the Code of Commerce, and generally to ensure the conformity of the stipulations of the said issue contract to the applicable legal and regulatory provisions;

- carry out any necessary steps to make it possible to list the ORANE for trading on the Euronext Paris S.A. market;

-   take any steps to provide for financial servicing of the securities;

- decide, at the time of redemption of the ORANE in Company shares, to deliver newly issued shares or existing shares held by the Company, it being possible to combine the two solutions as the Management Board wishes;

- record the number and the nominal amount of the shares issued by way of redemption of the ORANE, lay down the procedures of the said issues within the framework of the above stipulations and in compliance with the legislation in force, and carry out the related modifications of the articles of incorporation;

- enter into any agreements, take any steps and carry out any formalities necessary for application of the present resolution.

TWENTY-FIRST RESOLUTION

Subject to the conditions precedent to (a) approval by the Company shareholders of the 16th resolution, as well as of the 17th, of the 19th and of the 20th resolutions, (b) satisfaction or waiver of the conditions precedent concerning the merger as detailed in the Merger Agreement and in the Management Board's report, particularly including approval by the Bcom3 shareholders of the merger described in the Management Board's report and by the Merger Agreement that is the subject of the 16th resolution and (c) completion of the said merger, the Shareholders' Meeting decides to modify article 21 of the articles of incorporation by inserting the following new paragraph between the sixth and the seventh paragraphs:

<< In case of conventional separation of ownership of the Company shares, the usufructuaries (holders of usufruct) and the bare legal title owners ("NUE-PROPRIETAIRES") of shares may freely divide between themselves the voting right at extraordinary and ordinary shareholders' meetings, subject to serving advance notice of their agreement to the Company, by providing it with a certified copy at the latest twenty calendar days before the holding of the first Shareholders' Meeting following the said separation, by registered mail with receipt. In the absence of notice within the said period, the distribution provided for under article L.225-110, paragraph 1, of the Code of Commerce shall apply by right."

TWENTY-SECOND RESOLUTION

The Shareholders' Meeting, after familiarizing itself with the report by the Board of Directors and with the Statutory Auditors' special report, and pursuant, on one hand, to the provisions of the Code of Commerce, and particularly articles L.225-139-VII and L. 225-138 thereof, and, on the other hand, articles L. 443-1 ff of the Labor Code :

1*) Delegates the necessary powers to the Management Board for the purpose of carrying out the increase of the share capital, all at once or in installments, on the basis of its decisions alone, by issue of shares reserved to the members of a Company employees' shares plan and/or of a voluntary payroll savings partnership plan in whose favor it does away with the shareholders' preferential subscription right.

2*) Decides that the beneficiaries of the authorized share capital increases shall be, directly or through the intermediary of a corporate joint investment fund, the members of a Company employees' shares plan and/or of a voluntary payroll savings partnership plan established jointly by the Company and the companies connected with it in the meaning of article L. 225-180 of the Code of Commerce and that also meet the conditions that may be laid down by the Management Board.

3*) Also delegates the required powers to the Management Board for the purpose of carrying out, to the benefit of the same beneficiaries, free allocations of shares or of other securities offering access to the share capital, as long as the resulting advantage does not exceed, depending on the procedure chosen, the limits laid down in law.

4*) Sets the duration of validity of the present delegation at five years starting with the day of the present Shareholders' Meeting.

5*) Decides to set at 2,800,000 euros the maximum nominal amount of the shares that may be issued in this way and may be allocated freely.

    This maximum nominal amount is set independently. Hence the nominal amount of the shares to be issued by virtue of the present delegation shall not be charged to the maximum nominal amount on the share capital increases that the Management Board is authorized to carry out by virtue of the general delegations constituting the three foregoing resolutions.

6*) Decides that the price of the shares to be issued by application of point 1) of the present delegation may not be more than 20% less, or 30% within the framework of a payroll saving partnership plan, than the average of the first quoted prices of the share at the 20 trading sessions preceding the Management Board's decision concerning the share capital increase and the corresponding issue of shares, and may not be greater than the said average.

7*) Decides that the Management Board shall hold full powers within the limits and on the conditions specified above and the ones laid down by legislation and regulations in force for the purpose of taking all steps for realization of the share capital increases and, if the case arises, the free allocations of shares or of other securities granting access to the share capital, and particularly to determine their conditions and procedures, make the related modifications in the articles of incorporation, charge all expenses to the amount of the premiums paid in connection with the issue of shares, and deduct, from the said amount, the amounts necessary to bring the legal reserve up to one-tenth of the new share capital, after each increase.

RESOLUTIONS FALLING WITHIN THE FIELD OF JURISDICTION OF THE ORDINARY SHAREHOLDERS' MEETING


TWENTY-THIRD RESOLUTION

Subject to the conditions precedent to (a)approval by the Company shareholders of the 16th resolution, as well as of the 17th, of the 19th, of the 20th and of the 21st resolutions, (b) satisfaction or waiver of the conditions precedent concerning the merger as detailed in the Merger Agreement and in the Management Board's report, particularly including approval by the Bcom3 shareholders of the merger operation described in the Management Board's report and by the Merger Agreement that is the subject of the 16th resolution and (c) completion of the said merger, the Shareholders' Meeting appoints Mr. Yutaka Narita as a new Member of the Supervisory Board, for a period of six years to end at the conclusion of the Ordinary Shareholders' Meeting called to adopt the financial statements for financial year 2007.

TWENTY-FOURTH RESOLUTION

Subject to the conditions precedent to (a) approval by the Company shareholders of the 16th resolution, as well as of the 17th, of the 19th, of the 20th and of the 21st resolutions, (b)satisfaction or waiver of the conditions precedent concerning the merger as detailed in the Merger Agreement and in the Management Board's report, particularly including approval by the Bcom3 shareholders of the merger described in the Management Board's report and by the Merger Agreement that is the subject of the 16th resolution and (c)realization of the said operation, the Shareholders' Meeting appoints Mr. Fumio Oshima as a new Member of the Supervisory Board, for a period of six years to end at the conclusion of the Ordinary Shareholders' Meeting called to adopt the financial statements for financial year 2007.


TWENTY-FIFTH RESOLUTION

The Shareholders' Meeting grants full powers to the bearer of a copy of or of an extract from the present minutes to carry out all filings and formalities relating to legal notice and for other appropriate purposes.

ADDITIONAL INFORMATION

Publicis and Bcom3 have filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission
(SEC). We urge investors to read the proxy statement/prospectus and any other relevant documents filed and to be filed with the SEC because these documents contain important information. Investors may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601.

Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the merger. Information concerning the participants in the proxy solicitation is set forth in the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001. Information concerning the participants in the proxy solicitation is also set forth in the proxy statement/prospectus.